September 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Academy Sports and Outdoors, Inc.
Registration Statement on Form S-1
File No. 333-248683

Acceleration Request
Requested Date: October 1, 2020
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Academy Sports and Outdoors, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-248683) (the “Registration Statement”) to become effective on October 1, 2020, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 1,000 copies of the preliminary prospectus dated September 23, 2020, were distributed during the period from September 24, 2020 through the date hereof to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan M Beaupré
Name:	Ryan M Beaupré
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name:	Jaclyn Berkley
Title:	Vice President

cc:	Ken C. Hicks, Academy Sports and Outdoors, Inc.
Michael P. Mullican, Academy Sports and Outdoors, Inc.
Joseph H. Kaufman, Simpson Thacher & Bartlett LLP
Sunny Cheong, Simpson Thacher & Bartlett LLP
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP